IMPERIAL HOLDINGS, INC.

5355 Town Center Road, Suite 701

Boca Raton, Florida 33486

January 30, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Jones

Re:	Imperial Holdings, Inc.
Registration Statement on Form S-3 (Registration No. 333-198658)

Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Imperial Holdings, Inc. (the “Registrant”), hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 9:30 a.m., eastern time, on February 3, 2015, or as soon as practicable thereafter.

In connection with the foregoing, the undersigned Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the undersigned Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IMPERIAL HOLDINGS, INC.

By:	/s/ Michael Altschuler
Michael Altschuler
General Counsel and Secretary